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Exhibit 11.1

Grupo TMM and Subsidiaries
Computation of Earnings per Share (IFRS & U.S. GAAP)
(In thousands dollars except ratio data)

	Year Ended December 31,
	2003	2002	2001	2000	1999
Shares at the end of period.	56,963,137	56,963,137	56,963,137	17,441,590	17,441,590
Weighted average shares outstanding	56,963,137	56,963,137	18,693,635	17,441,590	13,705,204
IFRS:
Net (loss) income from continuing operations	(86,662)	(42,609)	8,925	7,265	76,611
Net loss from discontinued operations	—	—	—	(5,535)	(139,259)
Net (loss) income	(86,662)	(42,609)	8,925	1,730	(62,648)
Net (loss) income per share from continuing operations	(1.521)	(0.748)	0.477	0.419	5.590
Net loss per share from discontinued operations	—	—	—	(0.321)	(10.161)
Net (loss) income per share	(1.521)	(0.748)	0.477	0.098	(4.571)
U.S. GAAP:
Net (loss) income from continuing operations	(136,937)	(24,486)	(12,345)	4,988	82,778
Net income (loss) from discontinued operations	89,867	35,134	30,181	(1,165)	(153,541)
Net loss from extraordinary item—Net	—	—	—	(5,075)	—
Net income (loss)	(47,070)	10,648	17,836	(1,252)	(70,763)
Net (loss) income per share from continuing operations	(2.404)	(0.430)	(0.640)	0.287	6.042
Net income (loss) per share from discontinued operations	1.578	0.617	1.614	(0.069)	(11.208)
Net loss per share from extraordinary item—Net	—	—	—	(0.293)	—
Net (loss) income per share	(0.826)	0.187	0.974	(0.075)	(5.166)

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Grupo TMM and Subsidiaries Computation of Earnings per Share (IFRS & U.S. GAAP) (In thousands dollars except ratio data)